Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 27, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12066
FT Equity Allocation ETF Model Portfolio, 2Q ‘25
(the “Trust”)
CIK No. 2048305 File No. 333-284592

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the Funds held by the Trust invest in emerging market issuers, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in emerging market companies, appropriate risk disclosure will be added to the Trust’s prospectus.

2.The Staff notes the following disclosure in the Portfolio Selection Process, “The remaining approximately 30% of the portfolio invests in approximately five narrowly focused First Trust(R) ETFs that invest in common stocks of internet, health care and information technology companies, which we believe will outperform the overall market over the life of the Trust.”

(a)	If the Trust will be concentrated in any of the internet, health care, or technology sectors, please disclose and add a general risk factor regarding “Concentration Risk.”

(b)	Consider clarifying the expected market caps of the 30% sleeve, to complement the disclosure in the prior sentence indicating that approximately 70% of the portfolio will be allocated to underlying investments across all market caps.

Response:Please refer to the Trust’s responses below:

(a)	For purposes of determining whether the Trust is concentrated in any Global Industry Classification Standard (“GICS®”) sector, the Trust will consider the investments of the underlying investment companies to the extent the Trust has sufficient information about such investments. Therefore, to the extent practicable, if the Trust will be concentrated in any GICS sector based on the Trust’s final portfolio, appropriate disclosure will be added to the Trust’s prospectus.

(b)	The disclosure has been revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon